Exhibit 99.1

Meten Holding Group Ltd. Announces Purchase of 200 Units of
Antminer S19j Pro Bitcoin Mining Machines

SHENZHEN, China, July 13, 2023 /PRNewswire/ -- Meten Holding Group Ltd. (“Meten Holding Group” or the “Company”) (NASDAQ: METX), a blockchain technology company, today announced that it has entered into an asset purchase agreement with two unaffiliated third parties to acquire 200 units of Antminer S19j Pro (110 TH/s), Bitcoin mining machines, and has agreed to issue to the sellers ordinary shares of the Company valued at $880,000. The machines are expected to be delivered and put into operation by July 31, 2023.

To date, the Company has put 1,754 mining machines into operation. The newly purchased 200 mining machines are expected to be delivered and put into operation by the end of this month, at which point the Company will have 1,954 units of Bitcoin mining machines with a computing power of more than 208PH/s.

The Company intends to continue developing its cryptocurrency business through purchasing more mining machines. The Company believes that operating a growing number of mining machines will help the Company with its financial stability and long-term growth.

Mr. Alan Peng, Chief Executive Officer of Meten Holding Group, commented: “We are excited to see the progress we have made so far and the potential for our cryptocurrency business to grow in the long term. With the recent purchases and our plan to further increase the number of mining machines, we aim to continue improving our financial conditions as well as maximizing value for our shareholders.”

About Meten Holding Group Ltd.

Meten Holding Group Ltd. is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, and mining pool and data center operation.

For more information, please visit: https://meten.investorroom.com

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

IR@meten.com